SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2005

    Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

August 10, 2005

By:/s/  James F. Jones

     James F. Jones

     Corporate Secretary

FORDING CANADIAN COAL TRUST

FORDING INC.

JOINT CODE OF BUSINESS CONDUCT

Every employee, officer, director or trustee, as applicable, of Fording Canadian Coal Trust and Fording Inc. and its subsidiaries occupies a position of trust.  In varying measure, such individuals, as well as certain contractors, represent the Fording Group (defined below) in their relations with others – whether with customers, suppliers, employees, competitors, governments, investors or the general public.  Whatever the area of activity and whatever the degree of responsibility, such persons are expected to act in a manner that will enhance the Fording Group’s reputation for honesty, integrity and the faithful performance of undertakings and obligations.  Collectively, the Trust, Fording and its subsidiaries are referred to in this Policy as the “Fording Group”.

Every trustee, director, officer and employee of the Fording Group has the responsibility to obey the law and act ethically.  To that end, this Code of Business Conduct is a guide that is intended to sensitize such individuals to significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct.  It is not, however, a comprehensive document that addresses every legal or ethical issue that a trustee, director, officer and employee may confront, nor is it a summary of all laws and policies that may apply. Ultimately, no code of business conduct can replace the thoughtful behavior of an ethical person.

If you have any questions about this Code you should consult your supervisor or the Corporate Secretary.  If you are an employee concerned about conduct you believe violates the policies of the Fording Group or the law, you should consult with your supervisor or any management person you are comfortable with to discuss such issues.  No one other than the Board of Directors of Fording or the Board of Trustees of the Trust has authority to make exceptions to this Code.

SCOPE

This Policy has been adopted by the Board of Trustees of the Trust and the Board of Directors of Fording.  It applies to every trustee, director, officer and employee of the Fording Group.

The provisions of this Code, as set forth in Sections A to P, are mandatory and full compliance is expected under all circumstances.  This Code affirms the commitment of the Fording Group to uphold high ethical standards and to specify the basic norms of behaviour for the Fording Group and all trustees, directors, officers and employees.

Failure to comply with this Code can have severe consequences.  Conduct that violates this Code may violate federal, provincial or state law and can subject both the Fording Group and its trustees, directors, officers and employees to prosecution and legal sanctions.  Offenders will be appropriately disciplined, which may include discharge from office or termination of employment, for violations of this Code.

SECTION A

COMPLIANCE WITH THE LAW

The Fording Group and all trustees, directors, officers and employees shall comply fully with all lawful requirements, both domestic and foreign, applicable to the businesses of the Fording Group.

Whenever there is doubt about the application or interpretation of any legal requirement, the trustee, director, officer or employee should seek the advice of the Corporate Secretary or, in the case of an employee, refer the matter to the employee’s supervisor.  Many of the Fording Group’s activities are subject to complex and changing laws, in Canada and other countries, affecting both local and foreign trade and commerce.  Ignorance of the law is not, in general, a defence should such laws be contravened; moreover, agreements or arrangements need not necessarily be in writing to be contradictory to such laws since it is possible for a contravention to be inferred from the conduct of the parties.  Accordingly, every trustee, director, officer and employee must diligently ensure that they are aware of, and that their conduct cannot be interpreted as being in contravention of, laws governing the affairs of the Fording Group in any jurisdiction where the Fording Group carries on business.

SECTION B

GIFTS AND ENTERTAINMENT

Trustees, directors, officers and employees shall not furnish, directly or indirectly, on behalf of the Fording Group expensive gifts or provide excessive entertainment or benefits to other persons.

Those individuals whose duties permit them to do so may furnish modest gifts, favours and entertainment to persons, other than public officials, if all the following tests are met:

  they are not in cash or other negotiable instruments;

  they cannot reasonably be interpreted as an improper payment or inducement and are of nominal value;

  they are made as a matter of general and accepted business practice;

  they do not contravene any law and in addition are made in accordance with generally accepted local ethical practices; and

  if subsequently disclosed to the public, their provision would not in any way embarrass the Fording Group or the recipients.

For example, reasonable expenses for the entertainment of customers, prospective employees or business associates are permissible on the part of those individuals whose duties embrace the provision of such entertainment, provided proper accounting is made in accordance with the applicable policies of the Fording Group and such form of business development does not to the knowledge of the individual contravene the policies of the recipient’s employer.

SECTION C

DEALINGS WITH PUBLIC OFFICIALS

All dealings between trustees, directors, officers and employees and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or the Fording Group.

Even the appearance of impropriety in dealing with public officials, whether domestic or foreign, is improper and unacceptable.  Any participation, whether directly or indirectly, in any improper profit sharing arrangement, illegal gratuities, indirect contributions, improper inducements or similar payments is expressly forbidden, notwithstanding that they might further the business interests of the Fording Group.  Maintenance of a high standard of integrity is of the utmost importance to the Fording Group.

Since the furnishing of even an inexpensive gift or a modest entertainment or benefit to a public official may be open to the interpretation that it was furnished illegally to secure his or her influence as a public official, no such gift, entertainment or benefit may be furnished by an  officer or employee of the Fording Group unless he or she complies with the following conditions:

  an officer of the Fording Group may from time to time and in appropriate circumstances furnish inexpensive gifts or modest entertainment or benefits to a public official; and

  an employee who is not an officer may furnish inexpensive gifts or modest entertainment or benefits to a public official only if he or she has received authorization to do so from an officer of the Fording Group, and he or she submits an expense account disclosing the expenditure for the approval of the individual from whom authorization was first obtained.

SECTION D

POLITICAL CONTRIBUTIONS

The use of any funds, goods or services of the Fording Group as contributions to political parties, candidates or campaigns is forbidden, unless made at the expense of the Fording Group and authorized by the Chief Financial Officer and the contribution is in accordance with the approved political donations budget.

Contributions include money or anything having value, such as loans, services, excessive entertainment, trips and the use of facilities or assets of the Fording Group.  Further, no trustee, director, officer or employee is to be reimbursed for any contributions that he or she might make. The Fording Group encourages political activity and political involvement by individuals acting on their own behalf but not as representatives of the Fording Group.

SECTION E

PERSONAL GAIN

Trustees, directors, officers and employees shall not use their position with the Fording Group to obtain personal gain from those doing or seeking to do business with the Fording Group.

Except as hereinafter provided, such individuals should neither seek nor accept gifts, payments, services, fees, special privileges, vacations or accommodations or loans from any person (except, in the case of loans, from persons in the business of lending and then only on conventional terms) or from any organization or group that does, or is seeking to do business with the Fording Group, or from a competitor of the Fording Group.  However, trustees, directors, officers and employees may accept modest gifts, favours or entertainment provided that in so doing, standards consistent with the tests relating to the furnishing of gifts as set forth in Section B are met.

SECTION F

CONFLICT OF INTEREST

Officers and employees must avoid all situations in which their personal interests conflict or might conflict with their duties to the Fording Group.

Such individuals should seek to avoid acquiring any interests or participating in any activities that would tend to:

  deprive the Fording Group of the time or attention required to perform their duties properly; or

  create an obligation or distraction that would affect their judgement or ability to act in the best interest of the Fording Group.

In certain instances, ownership or other participation in a competing or complementary business enterprise might create or appear to create such a conflict.  Trustees, directors, officers and employees are required to disclose in writing to the Fording Group all business, commercial or financial interests or activities that might reasonably be regarded as creating an actual or potential conflict with their duties.  Every officer and employee who is charged with executive, managerial or supervisory responsibility is required to see that actions taken and decisions made within his or her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Fording Group.

Trustees, directors, officers and employees are prohibited from: (a) taking for themselves personally opportunities that properly belong to the Fording Group or are discovered through the use of Fording Group property, information or position; (b) using Fording Group property, information or position for personal gain; and (c) competing with the Fording Group.  All such individuals owe a duty to advance the legitimate interests of the Fording Group when the opportunity to do so arises.

The law provides that if personal financial benefit is improperly gained by a trustee, director, officer or employee directly, or indirectly through a spouse or child or a relative sharing the same residence as the individual, as a result of his or her employment or position or by the use or misuse of property of the Fording Group or of information that is confidential to the business of the Fording Group, then the individual must account to the Trust or Fording, as applicable, for any benefit received. Trustees, directors, officers and employees must do more than merely act within the law.  They must act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined. Not only actual conflicts of interest but also the very appearance of conflict should be avoided.

SECTION G

INSIDE INFORMATION

Trustees, directors, officers and employees shall not use for their own personal gain, or disclose for the use of others, inside information obtained as a result of their employment or position with or interest in the Fording Group.

The Fording Group has developed a comprehensive Joint Insider Trading Policy that is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION H

DISCLOSURE OF CONFIDENTIAL INFORMATION

Unless previously published in the public domain, records, reports, papers, devices, processes, plans, methods, trade secrets, inventions and apparatus of the Fording Group or to which any trustee, director, officer or employee of the Fording Group has been permitted access are considered by the Fording Group, or the party who has permitted access thereto, to be secret and confidential, and such individuals are prohibited from revealing, reproducing, processing or using information concerning such matters without proper authorization.

The Fording Group participates in highly competitive industries where new technology and state-of-the-art advances are required on an ongoing basis.  This provides an opportunity for the Fording Group to survive and prosper in these competitive environments and provide jobs and security for their employees.  This requires a constant effort to ensure that trade secrets, research and development, and business techniques are protected and secure.  It is important that all individuals know and understand the responsibilities that they have to preserve confidentiality so as to allow the Fording Group to continue to operate and protect its business interests.  As a result, trustees, directors, officers and employees will not disclose to the public information which might impair the Fording Group’s competitive effectiveness or which might violate the private rights of individuals, enterprises or institutions and are prohibited from discussing or disclosing to the public any secret or confidential information about the Fording Group or in the possession of the Fording Group without authorization.  Disclosure of confidential information may be authorized for legitimate purposes such as full and complete reporting to regulatory agencies or the provision of information to customers, employees, investors and the public as may be necessary to allow them to judge adequately the Fording Group and its activities.

Officers and employees shall comply with departmental policies and procedures relating to the retention and the destruction of the documents and records of the Fording Group.

The policy of the Fording Group is to cooperate with every reasonable request of government investigators for information.  At the same time, the Fording Group is entitled to all the safeguards provided by law for the benefit of persons under investigation or accused of wrongdoing, including legal representation.  If a representative of any government or government agency seeks an interview with you or requests access to data or documents for the purposes of an investigation, you should refer the representative to the Corporate Secretary.

The Fording Group has developed a Joint Disclosure Policy to provide for timely, fair and accurate public disclosure of all material information relating to the Fording Group in order to keep holders of Trust securities and the public appropriately informed about the business and affairs of the Fording Group and avoid selective disclosure of material information. The Joint Disclosure Policy is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION I

RECORDING OF TRANSACTIONS AND DISCLOSURE OF FUNDS AND ASSETS

The Fording Group and all trustees, directors, officers and employees must protect the assets of the Fording Group and ensure their efficient use.  Such assets include, without limitation, intellectual property such as corporate or business names, logos, trademarks, patents, copyrights, confidential information, ideas, plans and strategies.  Theft, carelessness and waste have a direct impact on profitability.  All assets of the Fording Group should be used only for legitimate business purposes.  Any misuse or infringement of assets of the Fording Group should be reported to the Corporate Secretary.

The books and records of the Fording Group must fully and fairly disclose, in an accurate, timely and understandable manner, all transactions and dispositions of the assets of the Fording Group.

Officers and employees must document and record all transactions in accordance with the Fording Group’s internal control procedures and in compliance with all applicable accounting principles, laws, rules and regulations.  Under no circumstances should an officer or employee create misleading records or falsify documents.

All funds and assets are to be recorded and disclosed.  The use of the funds or assets of the Fording Group for any unlawful or improper purpose is strictly prohibited and those responsible for the accounting and record-keeping functions are expected to be vigilant in ensuring enforcement of this prohibition.

SECTION J

DISCRIMINATION-FREE WORK ENVIRONMENT

Trustees, directors, officers and employees must adhere to the policies which specifically provide for a work environment free of discrimination and harassment, and in which individuals are accorded equality of employment opportunity based upon merit and ability.

Discriminatory practices based on race, sex, colour, national or ethnic origin, religion, marital status, family, age or disability will not be tolerated.  All individuals are entitled to freedom from sexual and all other forms of personal harassment in the workplace.

It is not a discriminatory practice to make a distinction between persons based on bona fide occupational requirements.  Since bona fide occupational requirements are narrowly defined, such distinctions should not be undertaken without first obtaining express authorization.

Further, it is the responsibility of all individuals to contribute to a work atmosphere free of harassing, abusive, disrespectful, disorderly, and disruptive or other nonprofessional conduct.  The Fording Group has developed a comprehensive Treatment of Employees Policy that is included in the Fording Policy Manual or available from an employee’s supervisor.

SECTION K

HEALTH AND SAFETY

The Fording Group is committed to providing its officers and employees with safe and secure workplaces that meet or exceed the laws and governmental requirements with respect to occupational health and safety in the jurisdiction where the workplace or facility is located.  Management and supervisors are responsible for eliminating health and safety hazards from the workplace and training employees to work safely.  In turn, all employees are expected to do their part to promote a safe work environment by complying with safe work practices and procedures, complying with all applicable health and safety laws and governmental requirements, reporting unsafe conditions to their supervisors, and taking steps to protect themselves and others from dangerous conditions.

SECTION L

PROTECTION OF THE ENVIRONMENT

The Fording Group and all trustees, directors, officers and employees shall treat the protection of the environment as an integral factor in all decision-making.

The Fording Group is committed to the protection of the environment.  To comply with this commitment, the Fording Group’s policy is to meet or exceed all applicable governmental requirements.  Officers and employees must report to their superior all circumstances in which toxic substances are spilled or released into the environment.  Violations of environmental laws, even if unintentional, can carry severe penalties and could result in prosecution of members of the Fording Group or the individuals involved, or both.

SECTION M

COMPETITION AND TRADE PRACTICE STANDARDS

The Fording Group competes vigorously and creatively in their business activities, but their efforts in the marketplace shall be conducted in a fair and ethical manner in strict compliance with applicable competition and trade practice laws and regulations.

Under no circumstances shall the Fording Group or any trustee, director, officer or employee be a party to any collusion or concerted effort of any type involving any competitor, vendor, supplier, customer or other party which is in violation of competition laws and regulations designed to foster fair competition.

Because competition laws are complex, questions about compliance should be referred to the Corporate Secretary.

SECTION N

COMPUTING TECHNOLOGY

The Fording Group provides computer hardware, software, Internet, e-mail and external data communications to its officers and employees.  The use of computers and telecommunications technology has become a prevalent and standard business practice, and all officers and employees must exercise the same discretion as when using other business tools such as office telephones and facilities.  Users are expected to efficiently and securely utilize these tools for business purposes, while protecting corporate data and information and exercising appropriate business conduct at all times.

Computing is for Fording Group business purposes and personal commercial uses are forbidden.  Users will not create or transmit any unsolicited commercial, advertising or recreational material, or use any system resources for political activities or to advance the interests of any party other than the Fording Group.

The Fording Group’s computers and Internet connections are intended to be used for business purposes.  Users will not create, access or transmit any material, data, text, audio or images, or material that is capable of being converted, which is offensive, obscene, indecent, libellous, slanderous, harassing, annoying or defamatory.  Users are expected to discourage others from transmitting such information to their Internet address.  Users must comply with all laws including those with respect to all forms of intellectual property rights, trademarks, copyrights and harassment.

Users must use facilities efficiently, minimize unnecessary messages to others, and refrain from activity that will jeopardize the normal business operation of the system.

All Internet use by the Fording Group’s officers and employees is subject to periodic audit by authorized Fording Group personnel.

The Fording Group has developed a Computer and Telecommunications Technology Policy regarding breaches of security and non-compliance that is included in the Fording Policy Manual or available from an employee’s supervisor.  Any suspected security breach or incident must be reported immediately to the Information Systems Department.  Non-compliance with the Computer and Telecommunications Technology Policy will be referred to an appropriate officer of the Fording Group.

SECTION O

IMPROPER INFLUENCE ON CONDUCT OF AUDITS

No trustee, director, officer or employee shall fraudulently influence, coerce, manipulate or mislead any internal auditor or any independent public or certified accountant engaged in the performance of an audit of the financial statements for the purpose of rendering such financial statements materially misleading.

The honesty and integrity of those who represent the Fording Group must underlie all of the Fording Group’s relationships, including those with shareholders, customers, suppliers, governments, regulators, professional service providers and others.  The integrity of the Fording Group’s financial reporting is of particular importance as the Trust’s securityholders rely on the Fording Group to provide complete, accurate and timely information.  The dissemination of financial statements that contain materially misleading information can have serious legal consequences for both the Fording Group and individuals involved.

SECTION P

DUTY TO REPORT

Every trustee, director, officer and employee has a duty to adhere to this Code and all applicable policies and to immediately report to his or her superior or the Audit Committee of Fording or the Trust any suspected violations.

Anyone may report questionable accounting or auditing matters on an anonymous basis by addressing a written submission to the Chair of the Audit Committee of Fording or the Trust and delivering such submission by prepaid first class mail, by courier service or other personal method of delivery.

The Fording Group will not permit any form of retaliation against an individual who has truthfully and in good faith:

  reported violations of this Code in accordance with this Section;

  lawfully provided information or assistance in an investigation regarding any conduct which the individual reasonably believes constitutes a violation of applicable securities laws or applicable laws relating to fraud against securityholders when the information or assistance is provided to or the investigation is conducted by a regulatory or law enforcement agency, a member of Parliament, the Senate or U.S. Congress or any committee thereof or a person with supervisory authority over employees or other persons working for the Fording Group with authority to investigate, discover or terminate misconduct;

  filed, caused to be filed, testified, participated in or otherwise assisted in a proceeding related to a violation of applicable securities laws or applicable laws relating to fraud against shareholders; or

  provided a law enforcement officer with truthful information regarding the commission or possible commission of an offence,

unless the individual reporting is one of the violators.

DISTRIBUTION OF THE CODE

Every trustee, director, officer and employee who has executive, managerial or supervisory responsibilities, or deals on behalf of the Fording Group with government officials or political parties or candidates, or who has access to confidential information, will be provided with a copy of this Code.  To ensure a proper understanding of this Code, any questions pertaining to its application to the area of responsibility and jurisdiction of an employee will be explained by the employee’s superior.

At commencement of employment or term of office and at least every three years thereafter, each officer and employee shall sign the prescribed form of acknowledgement, which will be retained by the entity by which the signatory is employed, and which shall confirm that each such individual has completed the required form acknowledging having read or reread, as the case may be, the current version of this Code.

An employee who occupies a position as a chief executive officer or equivalent (other than the Chair of the Board/CEO of the Trust or Fording) Chief Financial Officer, Vice President, treasurer, controller, senior financial officer or manager of the Fording Group (a “CEO” or “CFO”) shall also be required to comply with the Joint Code of Ethical

Conduct for Financial Matters (“Code for Financial Matters”) attached to this Code as Schedule “A” and sign the prescribed form of acknowledgment annually.

In cases where an individual is engaged under contract to provide services to the Fording Group and that individual deals on behalf of the Fording Group with government officials or political parties or candidates, or has access to confidential information, such individual’s contract will, as part of its terms, require compliance with this Code and such individual will be provided with a copy of this Code and shall sign the prescribed form of acknowledgement, and in connection with the provision of service to the Fording Group, this Code shall apply to such individual in the same manner as it applies to trustees, directors, officers and employees.

Although the various matters dealt with in this Code do not cover the full spectrum of activities, they are indicative of the Fording Group’s commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behaviour expected from trustees, directors, officers and employees in all circumstances.  This Code and the Fording Policy Manual are statements of goals and expectations for individual and business conduct.  They are not intended to, and do not in any way constitute, an employment contract or an assurance of continued employment.

This Code does not supercede, change, alter or replace the existing policies and procedures already in place as stated in the Fording Policy Manual and communicated to officers and employees.  Certain policies referred to herein are contained in their entirety in the Fording Policy Manual and reference should be made to the Fording Policy Manual for a copy of those policies and required reporting procedures.  The Fording Policy Manual contains information that is proprietary and confidential, and the Fording Group hereby expressly denies waiving any right to assert claims that the contents of the Fording Policy Manual are proprietary and/or confidential.

The Code was originally published in June 2003 and replaced codes of business conduct with respect to predecessors of Fording and its subsidiaries dating back to March 1979.  This Code may be amended, modified or waived by joint action of the Board of Directors of Fording and the Board of Trustees of the Trust.  Waivers of the Code for Financial Matters shall not be permitted.  Any change to the Code for Financial Matters must be disclosed promptly to securityholders of the Trust in both Canada and the U.S.